Exhibit 99.2

FINAL: 18 April 2005

For release 19 April 2005, 9am

Cadbury Schweppes plc: Further re Redemption of Preferred Securities of Cadbury Schweppes Delaware LP, and Redemption of Capital Interests of Cadbury Schweppes plc

Further to their announcement of 18 March 2005, Cadbury Schweppes public limited company ("Cadbury") (LSE: CBRY; NYSE: CSG) and Cadbury Schweppes Delaware, LP ("Cadbury Schweppes Delaware") (NYSE: CSDPrA) announce that Cadbury Schweppes Delaware redeemed all of its 8.625% Preferred Securities (CUSIP number of 127207207, ISIN US1272072075; Common Code 010574668) on 18 April 2005. The Preferred Securities were redeemed at the Redemption Price of US$25.20365 per Preferred Security, representing US$25 per Preferred Security plus accumulated and unpaid Dividends to 18 April 2005. Accordingly, the Preferred Securities have been de-listed from, and have ceased trading on, the New York Stock Exchange, and Cadbury Schweppes Delaware will be dissolved.

Cadbury also announces that it has redeemed all of its 8.625% Cumulative Capital Interests, Series A (SEDOL Number: 0163099) on 18 April 2005, at US$25 per Capital Interest plus accumulated and unpaid revenue payments to 18 April 2005. The Capital Interests were held by Cadbury Schweppes Delaware. An application has been made to the UK Listing Authority for the Capital Interests to be de-listed from the London Stock Exchange.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Ends

For further information contact:

Capital Market Enquiries

Sally Jones
+44 (0)20 7830 5095/5124

Mary Jackets
+44 (0)20 7830 5095/5124

Media Enquiries

Andraea Dawson-Shepherd
+44 (0)20 7830 5011

Katie MacDonald-Smith
+44 (0)20 7830 5011

notes to editors:

1. About Cadbury Schweppes
Cadbury Schweppes is a major international Group which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes' products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr. Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 55,000 people and is a leading world-wide confectionery concern. It is number one in sugar and functional confectionery, a strong number two in gum and the world's third largest soft drinks group.

Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words "may", "will", "should", "expect", "anticipate", "estimate", "believe", "intend" or "project" or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.